UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Smart & Final Stores, Inc.

(Name of Subject Company)

Smart & Final Stores, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

83190B 101

(CUSIP Number of Class of Securities)

Leland P. Smith

Senior Vice President, Real Estate, General Counsel and Secretary

Smart & Final Stores, Inc.

600 Citadel Drive

Commerce, California 90040

(323) 869-7500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Michael Woronoff, P.C.

Pippa M. Bond, P.C.

Kirkland & Ellis LLP

333 South Hope Street

29th Floor

Los Angeles, California 90071

(213) 680-8400

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed bySmart & Final Stores, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 14, 2019 (together with any subsequent amendments and supplements thereto, including this Amendment No. 3, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by First Street Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of First Street Parent, Inc., a Delaware corporation (“Parent”) (both Parent and Purchaser are beneficially owned by funds affiliated with Apollo Global Management, LLC), to acquire all of the outstanding shares of the Company’s common stock, par value $0.001 per share, at a purchase price of $6.50 per share, net to the seller thereof in cash, without interest, less any applicable tax withholding (such offer, as it may be amended from time to time, the “Offer”). The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 14, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

The Company strongly believes that its disclosures fully comply with all legal requirements. The Company also strongly believes that none of the supplemental disclosures set forth below (the “Supplemental Disclosures”) are material as a matter of law and is aware of the numerous cases so holding (Stein v. Almost Family, 2018 WL 1440841, at *7 (W.D. Ky. Mar. 22, 2018); Parshall v. HCSB Fin. Corp., 2017 WL 3130479, at *5 (D.S.C. July 24, 2017); Assad v. DigitalGlobe, Inc., No. 17-CV-01097-PAB-NYW, 2017 WL 3129700, at *6 (D. Colo. July 21, 2017); In re Trulia, Inc. Stockholder Litig., 129 A.3d 884, 904 (Del. Ch. 2016); Sodhi v. Gentium S.p.A., No. 14-CV-287 JPO, 2015 WL 273724, at *5 (S.D.N.Y. Jan. 22, 2015); and Himmel v. Bucyrus Int'l, Inc., No. 10-C-1104, 2014 WL 1406279, at *19 (E.D. Wis. Apr. 11, 2014)).   The Company is also aware that plaintiffs often pursue cases that lack merit, realizing that the costs of defending those claims can exceed the settlement or so-called “mootness” value. In an effort to avoid such costs and preclude any efforts to delay closing, the Company is making the non-material Supplemental Disclosures set forth below.

The second sentence of the second paragraph under “Item 4.  The Solicitation or Recommendation—Certain S&F Projections” is hereby amended and restated to read as follows:

The Management Projections, initially prepared in September 2018, were later updated in November 2018 based on S&F management’s updated best estimates and expectations of the 2018 fiscal year financial results, which initial and updated Management Projections are summarized below. Only the updated Management Projections were utilized by (a) the Committee, in its review of potential strategic alternatives and making its recommendation to the Board to approve the Merger Agreement and (b) the Board, in its review of potential strategic alternatives and in connection with approving the Merger Agreement.

The table entitled “Management Projections” under “Item 4.  The Solicitation or Recommendation—Certain S&F Projections” is hereby amended and restated to read as follows:

Management Projections - November 2018(1)

($ in millions, amounts reflect rounding)

($ in millions, except as otherwise noted; amounts reflecting rounding)	2H 2019E	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E
Net Sales	2,462	4,924	5,155	5,429	5,735	6,063
Net Income	17	34	47	69	87	105
Depreciation and Amortization	41	81	79	73	73	83
Interest	20	40	37	33	27	21
Income Tax	4	9	13	21	27	33
Retirement	1	3	2	2	2	1
EBITDA(2)	83	167	179	198	216	242
Stock-Based Compensation	7	14	15	15	16	16
Net loss from closed stores / exit costs	2	4	4	4	4	4
Pre-opening costs	1	1	2	2	3	3

Other cash and non-cash items	1	1	4	5	6	7
Adjusted EBITDA(3)	94	188	204	224	245	273
Retirement Plan Expenses(4)(5)	2	3	2	2	2	1
Retirement Plan Cash Obligations(5)	1	2	12	8	18	18
Amortization of Financing Fees and Original Issue Discount	1	2	0	0	0	0
Capital Expenditures	34	67	70	74	80	83
Change in Working Capital (6)	1	1	(4)	(5)	(6)	(6)
Excess Cash Taxes Attributable to GAAP D&A(5)	(5)	(9)	(9)	(7)	(6)	(10)
Tax Benefit Attributable to Retirement Plan Cash Obligations(5)	—	—	3	2	5	5
Mexico Joint Venture Cash Costs(5)(7)	(1)	(1)	(1)	(1)	(1)	(1)
Free Cash Flow(8)	24	48	50	64	75	95
Tax Rate(9)	26%	27%	26%	26%	26%	26%

(1) Do not reflect the impact of FASB ASC 842 new lease accounting rules effective December 31, 2018.

(2) Represents earnings before interest, taxes, depreciation and amortization; figures shown reflect adjustment (add back) for retirement plan expenses.

(3) Represents EBITDA adjusted to exclude stock-based compensation expense and certain non-cash and unusual or other items, as applicable, and, in the scenario in which the Company’s post-tax liability under U.S. generally accepted accounting principles (GAAP) related to employee retirement benefit plans was treated as debt, certain costs associated with such plans.

(4) ASC 715 Pension expense excluding service cost.

(5) Provided supplementally to the Five Year Plan.

(6) Includes change in working capital, accrual of calendar year bonus and payout of previous year bonus.

(7) Represents capital expenditures and changes in working capital of the Mexico joint venture.

(8) Represents cash provided by operating activities less capital expenditures.

(9) Full-year 2019E tax rate derived from the Management Projections.

Management Projections - September 2018(1)

($ in millions, amounts reflect rounding)

($ in millions, except as otherwise noted; amounts reflecting rounding)	2H 2019E	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E
Net Sales	2,493	4,987	5,219	5,496	5,804	6,135
Net Income	18	36	51	74	93	112
Depreciation and Amortization	41	81	78	73	72	82
Interest	19	39	36	31	25	19

Income Tax	5	9	14	23	30	36
Retirement	1	3	2	2	2	1
EBITDA (2)	84	168	182	202	221	249
Stock-Based Compensation	7	14	15	15	16	16
Net loss from closed stores / exit costs	2	4	4	4	4	4
Pre-opening costs	1	1	2	2	3	3
Other cash and non-cash items	(0)	(0)	1	1	2	1
Adjusted EBITDA (3)	94	187	204	225	246	274
Retirement Plan Expenses(4)(5)	2	3	2	2	2	1
Retirement Plan Cash Obligations(5)	1	2	12	8	18	18
Amortization of Financing Fees and Original Issue Discount	1	2	0	0	0	0
Capital Expenditures	34	68	70	74	80	84
Change in Working Capital (6)	1	2	(4)	(5)	(6)	(6)
Excess Cash Taxes Attributable to GAAP D&A(5)	(5)	(10)	(9)	(7)	(5)	(10)
Tax Benefit Attributable to Retirement Plan Cash Obligations(5)	—	—	3	2	5	5
Mexico Joint Venture Cash Costs(5)(7)	(0)	(1)	(1)	(1)	(1)	(1)
Free Cash Flow(8)	26	52	55	68	81	102
Tax Rate(9)	26%	26%	26%	26%	26%	26%

(1) Do not reflect the impact of FASB ASC 842 new lease accounting rules effective December 31, 2018.

(2) Represents earnings before interest, taxes, depreciation and amortization; figures shown reflect adjustment (add back) for retirement plan expenses.

(3) Represents EBITDA adjusted to exclude stock-based compensation expense and certain non-cash and unusual or other items, as applicable, and, in the scenario in which the Company’s post-tax liability under U.S. generally accepted accounting principles (GAAP) related to employee retirement benefit plans was treated as debt, certain costs associated with such plans.

(4) ASC 715 Pension expense excluding service cost.

(5) Provided for informational purposes only.

(6) Includes change in working capital, accrual of calendar year bonus and payout of previous year bonus.

(7) Represents capital expenditures and changes in working capital of the Mexico joint venture.

(8) Represents cash provided by operating activities less capital expenditures.

(9) Full-year 2019E tax rate derived from the Management Projections.

The fourth sentence of paragraph 11 of Item 4 under the heading “—Opinion of Jefferies LLC” is hereby amended and restated in its entirety to read as follows:

With respect to the selected public companies and selected precedent transactions analyses summarized below, no company or transaction used as a comparison was identical or directly comparable to the Company, the Offer or the Merger, nor were individual multiples (referenced below for informational purposes) observed for each of the selected companies or selected transactions independently determinative of the results of Jefferies’ selected public companies or selected precedent transactions analyses.

The third and fourth sentences of the paragraph of Item 4 under the subheading “—Discounted Cash Flow Analysis” under the heading “—Opinion of Jefferies LLC” is hereby amended and restated in its entirety to read as follows:

The implied terminal value of the Company was derived by applying to the Company’s normalized unlevered after-tax free cash flow for the fiscal year ending 2023 a range of perpetuity growth rates of 0.0% to 2.0% selected based on Jefferies’ professional judgment and taking into account, among other things, estimates of the Company’s management and trends in the industry and markets in which the Company operates.  The present values (as of June 30, 2019) of the cash flows and terminal values were then calculated using a selected discount rate range of 11.0% to 12.0% derived from a weighted average cost of capital calculation.

The sentence preceding the semi-colon of the paragraph of Item 4 under the subheading “—Certain Additional Information” under the heading “—Opinion of Jefferies LLC” is hereby amended and restated in its entirety to read as follows:

Jefferies observed certain additional information that was not considered part of Jefferies’ financial analysis with respect to its opinion but was noted for informational purposes, including the implied premiums paid or proposed to be paid in 387 selected all-cash mergers and acquisition transactions announced from January 1, 2012 through April 15, 2019 with transaction values ranging from $200 million to $2.0 billion involving U.S. domiciled and publicly traded target companies;

The first paragraph under the subheading “—Selected Public Companies Analysis” of Item 4 under the subheading “—Financial Analyses” under the heading “—Opinion of Jefferies LLC” is hereby amended and restated in its entirety to read as follows:

Selected Public Companies Analysis.  Jefferies reviewed publicly available financial, stock market and operating information of the Company and eight selected publicly traded companies, as noted below, in the food retail and foodservice industries that Jefferies considered generally relevant for purposes of analysis, comprised of three food retail companies, referred to in this section as the food retail selected companies, and five foodservice companies, referred to in this section as the foodservice selected companies, and, together with the food retail selected companies, collectively referred to in this section as the selected companies.

The first sentence of the third paragraph of Item 4 under the subheading “—Selected Public Companies Analysis” under the subheading “—Financial Analyses” under the heading “—Opinion of Jefferies LLC” is hereby amended and restated in its entirety to read as follows:

The overall low to high fiscal year 2019 and fiscal year 2020 estimated adjusted EBITDA multiples observed for the food retail selected companies were 5.8x to 6.5x (with a median of 6.2x) and 5.8x to 6.3x (with a median of 6.1x), respectively, and the overall low to high fiscal year 2019 and fiscal year 2020 estimated adjusted EBITDA multiples observed for the foodservice selected companies were 9.6x to 13.9x (with a median of 11.5x) and 8.9x to 12.4x (with a median of 10.6x), respectively, as indicated below (individual multiples are referenced below for informational purposes):

Food Retail Selected Companies	2019E Adjusted EBITDA	2020E Adjusted EBITDA
• Ingles Markets, Incorporated	5.8x	5.8x
• Koninklijke Ahold Delhaize N.V.	6.2x	6.1x
• The Kroger Co.	6.5x	6.3x

Foodservice Selected Companies	2019E Adjusted EBITDA	2020E Adjusted EBITDA
• BJ’s Wholesale Club Holdings, Inc.	10.4x	9.9x
• Performance Food Group Company	11.5x	10.6x
• Sysco Corporation	11.9x	11.1x
• The Chefs’ Warehouse, Inc.	13.9x	12.4x
• US Foods Holding Corp.	9.6x	8.9x

The first paragraph under the subheading “—Selected Precedent Transactions Analysis” of Item 4 under the subheading “—Financial Analyses” under the heading “—Opinion of Jefferies LLC” is hereby amended and restated in its entirety to read as follows:

Jefferies reviewed, among other things, financial information for 11 selected transactions, as noted below, involving target companies in the food retail and foodservice industries announced from October 1, 2012 through April 15, 2019 that Jefferies considered generally relevant for purposes of analysis, collectively referred to in this section as the selected transactions.

The first sentence of the third paragraph under the subheading “—Selected Precedent Transactions Analysis” of Item 4 under the subheading “—Financial Analyses” under the heading “—Opinion of Jefferies LLC” is hereby amended and restated in its entirety to read as follows:

The overall low to high latest 12 months adjusted EBITDA multiples observed for the selected transactions were 3.9x to 12.5x (with a median of 7.1x), as indicated below (individual multiples are referenced below for informational purposes):

Announced	Acquiror	Target	LTM Adjusted EBITDA
July 2018	• US Foods Holding Corp.	• Services Group of America Inc.’s food group of companies	12.5x
June 2017	• Amazon.com, Inc.	• Whole Foods Market, Inc.	10.6x
October 2016	• Onex Corporation	• SUPERVALU INC.’s Save-A-Lot business	7.0x
March 2016	• Apollo Global Management, LLC	• The Fresh Market, Inc.	7.1x
November 2015	• The Kroger Co.	• Roundy’s, Inc.	6.7x
June 2015	• Koninklijke Ahold N.V.	• Etablissements Delhaize Frères et Cie “Le Lion” (Group Delhaize)	7.8x
March 2014	• AB Acquisition LLC	• Safeway Inc.	6.5x
December 2013	• TPG Capital, L.P.	• Arden Group, Inc.	10.1x
July 2013	• The Kroger Co.	• Harris Teeter Supermarkets, Inc.	7.3x
January 2013	• Cerberus Capital Management L.P.	• New Albertsons, Inc.	3.9x
October 2012	• Ares Management LLC	• Smart & Final Holdings Corp.	7.0x

The third paragraph of Item 4 under the subheading “—Discounted Cash Flow Analysis” under the subheading “—Summary of Centerview Financial Analysis” is hereby amended and restated in its entirety to read as follows:

In performing this analysis, Centerview calculated a range of equity values for the Company by discounting to present value as of March 31, 2019 (using discount rates ranging from 8.25% to 10.25%, reflecting Centerview’s analysis of the Company’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience) and the mid-year convention: (i) the forecasted fully taxed unlevered free cash flows of the Company over the period beginning April 1, 2019 and ending on December 31, 2023 (See ‘‘—S&F Projections’’ under this ‘‘Item 4. The Solicitation or Recommendation’’) and (ii) a range of implied terminal values of the Company at the end of the forecast period shown in the Management Projections, calculated by Centerview applying perpetuity growth rates to the Company’s fully-taxed unlevered free cash flows for the terminal year (as derived from the Management Projections) ranging from 1.5% to 2.5% (which perpetuity growth rates were based on considerations that Centerview deemed relevant in its professional judgment and experience). In performing its discounted cash flow analysis, Centerview adjusted for the Company’s estimated net debt balance as of March 31, 2019 of $705 million, as set forth in the Internal Data. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding shares of Company Common Stock (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units and performance stock units) as of March 31, 2019 based on the Internal Data to derive a range of implied values per share of Company Common Stock of approximately $5.55 to $12.15, rounded to the nearest $0.05. Centerview compared such range to the Consideration of $6.50 per Share to be paid to the holders of S&F Common Stock pursuant to the Merger Agreement.

The third paragraph of Item 4 under the subheading “—General” under the heading “—Summary of Centerview Financial Analysis” is hereby amended and restated in its entirety to read as follows:

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, Centerview has not been engaged to provide financial advisory services to the Company other than in respect of the Transactions, and Centerview did not receive any compensation from the Company during such period. Centerview is currently providing customary M&A financial advisory services to a portfolio company of Ares, with respect to matters unrelated to the Company, and in the future Centerview may be formally engaged and may receive fees with respect to such matters. As of the date of Centerview’s opinion, Centerview had not received any fees with respect to such matters. In the two years prior to the date of its written opinion, (a) Centerview from time to time provided customary M&A financial advisory services unrelated to the Company or the Transactions to Hexion Inc., a portfolio company of Apollo-managed funds, an affiliate of Parent, and (b) Centerview was engaged on behalf of Apollo and/or its affiliates to provide financial advisory services to Apollo and/or its affiliates as lenders under a debtor-in-possession loan facility entered into in connection with a bankruptcy proceeding unrelated to the Company or the Transactions. Centerview received $2 million in aggregate compensation in connection with the foregoing services during such period. In addition, in the two years prior to the date of its written opinion, Centerview had been engaged to provide, and in certain cases is currently providing, customary restructuring financial advisory services unrelated to the Company or the Transactions to financial creditor groups or ad hoc creditor committees (of which one or more affiliates of Ares and/or Apollo is a member) in connection with restructurings or potential restructurings involving the relevant issuer, and Centerview has received, and may in the future receive, compensation for such services. In the two years prior to the date of its written opinion, Centerview was engaged to provide financial advisory services to a committee of independent members of the Board of Directors of Caesars Entertainment Corporation, a publicly traded portfolio company of Apollo-managed funds and TPG Capital, LP, which is referred to in this summary as “TPG”, in connection with a merger transaction with Caesars Acquisition Corporation, another publicly traded portfolio company of Apollo managed funds and TPG, and other matters, and Centerview received compensation for such services. With respect to such services, Centerview was not engaged by Apollo or TPG and did not receive compensation from those parties. Centerview may provide financial advisory and other services to or with respect to the Company, Ares, Parent or Apollo or their respective affiliates, including portfolio companies of Ares and Apollo-managed funds, in the future, for which Centerview may receive compensation. Certain (x) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (y) of Centerview’s affiliates or related investment funds, and (z) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Ares, Parent, Apollo or any of their respective affiliates, including portfolio companies of Ares and Apollo, or any other party that may be involved in the Transactions.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SMART & FINAL STORES, INC.

	By:	/s/ Leland P. Smith
		Name:	Leland P. Smith
		Title:	Senior Vice President, General Counsel

Dated: June 12, 2019